July 29, 2015

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Martin James
Senior Assistant Chief Accountant

Re:    Rudolph Technologies, Inc.
Form 10-K for the fiscal year ended December 31, 2014
Filed February 20, 2015
Form 8-K dated April 27, 2015
Filed April 27, 2015
File No. 1-36226

Dear Mr. James:

On behalf of Rudolph Technologies, Inc., a Delaware corporation, this letter responds to the comments in your letter dated July 17, 2015. The responses below have been numbered to correspond with the comments in your July 17, 2015 letter.

Form 10-K for the fiscal year ended December 31, 2014

Note 2: Summary of Significant Accounting Policies, page F-9

COMMENT 1

Please revise the note in future filings to disclose your accounting policy for the disclosure and recognition of legal and other contingencies. Refer to FASB ASC 235-10- 50-1 and 50-3 and FASB ASC 450.

RESPONSE TO COMMENT 1

We advise the Staff that in our Form 10-Q for the second quarter ended June 30, 2015 and in our future filings, we will enhance our significant accounting policies disclosure to include our policy for the disclosure and recognition of legal and other contingencies consistent with FASB ASC 235-10- 50-1 and 50-3 and FASB ASC 450.

Note 7: Balance Sheet Details, page F-19

COMMENT 2

We note your disclosure referring to inventory “reserves” and to “net charges” recorded in cost of revenues in 2013 and 2014 relating to write-downs of inventory.

Please explain to us how your accounting for inventory impairment is consistent with ASC330-10-35-1 and with the guidance provided in SAB Topic 5-BB.
Tell us what you mean by “a net charge in cost of revenues” and provide us with a sample journal entry that shows each account that is being debited and credited.
In future filings, please revise Note 2, Summary of Significant Accounting Policies, to clearly disclose your policy for impairments of inventory resulting from excess capacity, obsolescence, changes in price levels or other causes.

RESPONSE TO COMMENT 2

We advise the staff that in accordance with ASC330-10-35-1 and SAB Topic 5-BB, we evaluate our inventory balances for excess quantities and obsolescence. When conditions exist that suggest that inventory may be in excess of anticipated demand or is obsolete based upon assumptions about historical and future demand for our products and market conditions, we establish inventory reserves. In addition, inventories are evaluated for potential obsolescence due to the effect of known and anticipated engineering design changes. Once a reserve has been established for a particular part, it is maintained until the part is scrapped or sold as the net amount is the new cost basis that subsequently cannot be marked up.

The phrase “a net charge in cost of revenue” refers to the fact that new inventory reserves established in a period may be offset by the reversal of reserves for any previously reserved inventory which was sold during the period. When a previously reserved item is sold, the reserve applied to this item is reversed in the same period as the item is sold; therefore there is no adjustment to the cost basis.

Below is a sample journal entry for both establishing the reserve and for when an item previously reserved for is sold to a customer:

In the period an inventory reserve is established:
Dr.        Cr.
Cost of revenues-Obsolescence        $XXX
Inventory reserves                        $XXX

To establish inventory reserve for excess and obsolete inventory.

In a subsequent accounting period:
Dr.        Cr.
Cost of revenue-Parts                $XXX
Inventory                            $XXX

To record the sales of parts.

Dr.        Cr.
Inventory reserves                $XXX
Cost of revenues-Obsolescence                $XXX

To reflect the reversal of inventory reserves for parts sold.

We advise the staff that in future filings, we will revise our Summary of Significant Accounting Policies footnote to disclose our policy for impairments of inventory resulting from excess capacity, obsolescence, changes in price levels or other causes.

Form 8-K dated April 27, 2015

Exhibit 99.1

COMMENT 3

We note that the non-GAAP measures presented in the headlines (i.e., Non-GAAP EPS Exceeded Guidance) and the 2015 First Quarter Financial Highlights section of your press release are not accompanied by a presentation of equal or greater prominence of the most directly comparable U.S. GAAP measures. Please revise your future press releases filed on Form 8-K to comply with the requirements of Item 10(e)(1)(i)(A) of Regulation S-K.

RESPONSE TO COMMENT 3

We advise the Staff that in future press releases filed on Form 8-K that any Non-GAAP information provide in the release will be accompanied by a presentation of the most directly comparable U.S. GAAP measures and that presentation will be shown in equal or greater prominence to the Non-GAAP information.

COMMENT 4
In addition, we note that throughout the press release you refer to the adjustments you made to the GAAP amounts when calculating the non-GAAP measures as “non-GAAP charges.” That term may confuse an investor into believing that the items are not part of your GAAP results. Please revise your future press releases filed on Form 8-K to use a term that better describes the adjustments or to refer to the individual income statement line items being excluded from the GAAP measures. Please refer to Item 10(e) of Regulation S-K.

RESPONSE TO COMMENT 4

We advise the Staff that in future press releases filed on Form 8-K that we will eliminate the use of the term “non-GAAP charges” and clearly define the individual items that are being excluded from the GAAP measures.

We trust that you will find the foregoing responsive to your comments. We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. If you have any further comments or questions, please do not hesitate to contact me at (973) 448-4302.

Very truly yours,

/S/ Steven R. Roth

Steven R. Roth
Senior Vice President and
Chief Financial Officer

cc: Paul F. McLaughlin (Rudolph Technologies, Inc.)
Robert A. Koch (Rudolph Technologies, Inc.)
Rudolph Technologies, Inc - Audit Committee